SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC FILE NUMBER 000-27476
CUSIP NUMBER 874054109

NOTIFICATION OF LATE FILING

(Check One):
[_] Form 10-K [X] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D
[_] Form N-SAR [_] Form N-CSR

For Period Ended: August 31, 2006

[_]	Transition Report on Form 10-K

[_]	Transition Report on Form 20-F

[_]	Transition Report on Form 11-K

[_]	Transition Report on Form 10-Q

[_]	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

CoolBrands International Inc.

Full Name of Registrant

Former Name If Applicable

210 Shields Court

Address of Principal Executive Office (Street and Number)

Markham, Ontario Canada L3R 8V2

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Form 20-F for the fiscal year ended August 31, 2006 could not be filed within the prescribed time period due to unanticipated delays arising in connection with the sale by the registrant of certain business segments, the reclassification of such businesses in the registrant's financial statements and the limited staff and other resources of the registrant available to prepare the report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary P. Stevens	631	737-9700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [_] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          See Attachment.

CoolBrands International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 28, 2006	By: /s/ Gary P. Stevens
Gary Stevens
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

ATTACHMENT TO PART IV-ITEM (3) OF
FORM 12B-25
COOLBRANDS INTERNATIONAL INC.

WITH RESPECT TO ITS FORM 20-F FOR THE
FISCAL YEAR ENDED AUGUST 31, 2006
(all amounts is $000s except per share data)

           During the year ended August 31, 2006 ("Fiscal 2006"), the registrant made the decision to sell certain business segments. Accordingly, these businesses were accounted for as discontinued operations for all years presented and certain amounts reported in prior years were reclassified as discontinued operations. In Fiscal 2006 the registrant reported a net loss of ($70,182) or ($1.25) per fully diluted share, which was comprised of a loss from continuing operations of ($63,620) or ($1.13) per fully diluted share and a loss from discontinued operations of ($6,562) or ($.12) per fully diluted share, as compared to a net loss of ($74,070) or ($1.32) per fully diluted share in the year ended August 31, 2005 ("Fiscal 2005"), which was comprised of a loss of ($69,016) or ($1.23) per fully diluted share from continuing operations and a loss of ($5,054) or ($.09) per fully diluted share from discontinued operations.

           Net revenues decreased to $99,348 in Fiscal 2006 as compared to $149,710 in Fiscal 2005, a reduction of $50,362 due primarily to the full year effect of the loss of a significant product license and the resulting impact on the registrant’s remaining product lines. Costs of sales decreased to $110,718 in Fiscal 2006 as compared to $142,181 in Fiscal 2005, a decrease of $31,463 which resulted in a negative gross margin in Fiscal 2006.

           The registrant has issued a press release dated January 29, 2007, reporting its operating results for Fiscal 2006. Additionally, the registrant has filed its financial statements and management discussion and analysis as of and for the years ended August 31, 2006 and 2005 with the appropriate Canadian securities authorities.